Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

June 6, 2017

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”)

       File Nos: 333-212322 and 811-22877

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to the comments we received from you via telephone on April 12, 2017 to the Fund’s initial registration statement on Form N-2, as filed with the U.S. Securities and Exchange Commission on June 29, 2016. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

GENERAL

1.	Comment: Please apply any comments received on behalf of the Nuveen Municipal Income Fund, Inc., as applicable, and confirm that the Fund has responded to such comments.

Response: To the extent applicable, comments received to the Nuveen Municipal Income Fund, Inc. have been incorporated.

2.	Comment: The Prospectus Summary is lengthy. Please consider reducing lengthy disclosures in the Prospectus Summary.

Response: Registrant will reduce the length of the Prospectus Summary in the next pre-effective amendment.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: Confirmed.

PROSPECTUS SUMMARY

Investment Objective and Policies, pages 4-9

4.	Comment: Please define the terms “MLP” and “Energy MLPs” before or concurrently with using the terms.

Response: Registrant will make the requested change by defining each term the first time it appears in the next pre-effective amendment.

5.	Comment: To avoid redundant disclosures, please consider removing repetitive derivatives disclosures under “Other Investment Techniques.”

Response: Registrant will delete the following sentence: “From time to time, the Fund may invest in certain derivative instruments such as options, futures, swaps and short sales” in the next pre-effective amendment.

6.	Comment: Please reconcile the statement on page 41 of the Prospectus that the Fund may invest up to 10% of its total assets in other investment companies that primarily hold MLP interests in the energy sector with the following: “…the Fund may invest up to 10% of its Managed Assets in other investment companies, the assets of which consist primarily of securities issued by MLPs in the energy sector.”

Response: Registrant will clarify the disclosure as follows in the next pre-effective amendment:

In addition, the Fund may invest up to 10% of its ~~Managed Assets~~ total assets in other investment companies, the assets of which consist primarily of securities issued by MLPs in the energy sector.

7.	Comment: Under “Other Investment Techniques,” please re-summarize the Fund’s policy to invest up to 10% of its Managed Assets in structured notes or exchange-traded notes that are designed to provide exposure to the Energy MLP market.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will re-summarize the policy in the next pre-effective amendment.

Special Risk Considerations, page 34

8.	Comment: The Prospectus indicates that the Fund may invest in exchange traded notes (“ETNs”). Please summarize the risks applicable to ETNs.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

ETNs Risk. ETNs are senior, unsecured, unsubordinated debt securities whose returns are linked to the performance of a particular market benchmark or strategy minus applicable fees. ETNs are traded on an exchange (e.g., the NYSE) during normal trading hours. ETNs are subject to credit risk, and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced underlying asset.

PROSPECTUS

  Summary of Fund Expenses, pages 36-37

9.	Comment: The examples make several assumptions, including that all dividends and other distributions are reinvested in the Fund, that the Fund’s Total Annual Expenses remain the same and that the annual return would be 5%, among other assumptions. Please represent in your response letter that if any assumptions change, the registration statement will be stickered or supplemented accordingly. Please explain when and how the Fund determines whether an assumption would or would not require a sticker supplement.

Response: For purposes of the examples, Item 3 of Form N-2 requires a Registrant to assume that the rates listed under “Annual Expenses” remain the same each year, except to reduce annual expenses to reflect the scheduled maturity of outstanding debt or the completion of organization expense amortization, in addition to assuming a 5% annual return and the reinvestment of all dividends and distributions at net asset value. Registrant confirms that, to the extent assumptions upon which disclosures in the registration statement materially change, resulting in the information becoming misleading, or as required under Form N-2, such as a change in an agreement upon which an assumption is based, Registrant will supplement the registration statement accordingly.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

10.	Comment: Please reconcile the “Interest Expense on Borrowings” line item with the corresponding footnote, which states “Interest Payments on Borrowings.”

Response: Registrant will reconcile the disclosures in the next pre-effective amendment as follows:

(4) Interest ~~Payments~~ Expense on Borrowings are calculated at a rate per annum equal to 1-Month LIBOR plus 0.70%.

11.	Comment: Please revise “Current Income Tax Expenses” and “Deferred Income Tax Expenses” to read 0% of net assets attributable to common shares, because the negative percentages should not reduce the Fund’s expenses in the Annual Expenses table. Accordingly, the Total Annual Expenses should be changed to 2.02%. Also, please include a footnote to “Deferred Income Tax Expenses” explaining income tax benefit. See Center Coast MLP Infrastructure File 333-210697.

Response: Registrant will revise the Annual Expenses table values accordingly in the next pre-effective amendment. Additionally, Registrant will add the following footnote to “Deferred Income Tax Expenses”:

The Fund invests its assets primarily in MLPs, which generally are treated as partnerships for federal income tax purposes. As a limited partner in the MLPs, the Fund includes its allocable share of the MLPs’ taxable income in computing its own taxable income. The Fund’s tax expense or benefit is recognized on the Statement of Operations based on the component of income or gains (losses) to which such expense or benefit relates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such temporary differences are principally: (i) taxes on unrealized gains/(losses), which are attributable to the temporary difference between fair market value and tax basis, (ii) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and (iii) the net tax benefit of accumulated net operating losses. Deferred tax assets and liabilities are measured using effective tax rates expected to apply to taxable income in the years such temporary differences are realized or otherwise settled. To the extent a Fund has a deferred tax asset, consideration is given to whether or not a valuation allowance is required. The determination of whether a valuation allowance is required is based on the evaluation criterion indicating that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. Significant appreciation or depreciation of Fund assets subsequent to the reporting period can impact future determinations of whether a deferred tax asset is more-likely-than-not to be realized, which in turn may result in adjustments to the valuation allowance reported in the tables below.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

12.	Comment: In footnote 4, please replace Nuveen Asset Management with Advisory Research, Inc. (or “ARI”). Also, please clearly disclose that the Fund’s use of leverage will increase the amount of management fees paid to NFALLC and ARI because the investment advisory fee is based on Managed Assets which include assets attributable to the Fund’s use of effective leverage.

Response: Registrant will replace Nuveen Asset Management with Advisory Research, Inc. in footnote 4 and will add the following disclosure in the next pre-effective amendment:

The Fund’s use of leverage will increase the amount of management fees paid by NFALLC and ARI because the managed fee is based on Managed Assets, in which include assets attributable to the Fund’s use of leverage.

13.	Comment: Please confirm that the expense examples reflect the removal of the income tax benefit.

Response: Confirmed.

Use of Proceeds, page 40

14.	Comment: Please disclose how long it will take for the Fund to fully invest the net proceeds in accordance with the Registrant’s investment objectives and policies from the date the proceeds are received. If the Fund will take longer than three months to invest the net proceeds, please disclose the reason for any anticipated delay in investing the net proceeds and the consequences of the delay in accordance with Item 7.2 of Form N-2. Please note generally that the Fund may not take more than 6 months to invest such net proceeds. Please consider whether the Fund has adequately disclosed the risks associated with any delayed investment of net proceeds in the Prospectus.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

The net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in securities in accordance with the Fund’s investment objective and policies as stated below. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in high-quality, short-term investments.

Investment Objective and Policies, pages 42-43

15.	Comment: Please explain the meaning of “top-down strategic investment style” and “bottom-up investment process” in plain English.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will add the following disclosure in the next pre-effective amendment:

To implement its strategy, the Fund’s portfolio management team combines its top-down strategic investment ~~style~~ technique, determining which sub-sectors of the Energy MLP market provide the most attractive investment opportunities in the current environment, with its rigorous, bottom up ~~investment process~~, company-by-company investment process.

16.	Comment: The Prospectus states that the Fund will invest “up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, all of which may be below investment grade quality.” Please discuss the duration of the debt securities issued by Energy MLPs. Where appropriate, please provide a definition of duration and provide an example showing how a 1% increase in interest rate affects the value of the Fund’s assets at a given duration.

Response: While the Fund is permitted to invest up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, historically, the Fund has only invested a nominal amount in debt. However, Registrant will add the following disclosure in the next pre-effective amendment:

In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features, in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration.

Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.

17.	Comment: The Prospectus states that the Fund may invest in debt securities that are below investment grade quality. Please disclose the lowest rated securities in which the Fund may invest, and disclose whether the Fund may, as part of a principal strategy, invest in debt securities issued by an issuer in default.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Page 15 of the SAI currently states that the “Fund may invest in debt securities without regard for their ratings.” While the Fund is permitted to invest up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, all of which may be below investment grade quality, the Fund has only invested a nominal amount in debt. However, Registrant will add the following disclosure in the next pre-effective amendment:

To the extent the Fund may invest in distressed securities, it may do so without regard to such security’s ratings. Accordingly, the Fund may invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding.

18.	Comment: The Prospectus states that the Fund may invest “up to 10% of its Managed Assets in structured notes or exchange-traded notes that are designed to provide exposure to the Energy MLP market.” Please discuss the risks associated with investing in structured notes under “Risk Factors.”

Response: The Prospectus currently includes a section on “ETNs Risk.” However, Registrant will add the following disclosure in the next pre-effective amendment:

Structured Product Risk

The Fund may invest in structured products such as structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. When investing in structured products, it is impossible to predict whether the underlying index or prices of the underlying securities will rise or fall, but prices of the underlying indices and securities (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect particular issuers of securities and capital markets generally. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the illiquidity of the Fund’s portfolio to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities. Investments in structured notes involve risks including income risk, credit and market risk. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

19.	Comment: Please describe the Fund’s policy of concentrating in the energy industry and indicate whether the policy may not be changed without the vote of a majority of the outstanding voting securities in accordance with Item 8.2.b.2 and 8.2.c of Form N-2.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response:  Registrant will add the following disclosure in the next pre-effective amendment:

As a fundamental policy, the Fund may not invest more than 25% of its total assets in securities of issuers in any one industry, except that the Fund will invest at least 25% of its total assets in securities of issuers in the energy industry.

20.	Comment: Please clarify that the Fund’s policy of investing at least 80% of its Managed Assets in Energy MLPs, which may only be changed by the Board following the provision of 60 days prior written notice to Common Shareholders, includes Energy MLPs of any market capitalization.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

However, the Fund’s policy of investing at least 80% of its Managed Assets in Energy MLPs of any market capitalization may only be changed by the Board following the provision of 60 days’ prior written notice to Common Shareholders.

Investment Philosophy, page 42

21.	Comment: Please explain where “top-down strategic investment style” is described in the Prospectus.

Response: Registrant will add a cross reference to page 41 in the Prospectus in the next pre-effective amendment.

Portfolio Contents and Other Investments, pages 42-55

22.	Comment: Please disclose that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response: Registrant will add the requested disclosure.

23.	Comment: Under “MLP Distributions,” Please explain how MLP distributions are made to preferred units.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

24.	Comment: Under “MLP General Partners or Managing Member Interests,” please disclose whether the Fund may purchase general partner interests or managing member interests.

Response: As currently disclosed on page 4 of the Summary Prospectus, the Fund’s investments in MLPs “generally take the form of…securities of entities holding primarily general partner or managing member interests in MLPs.” However, Registrant will add the following disclosure in the next pre-effective amendment:

The Fund may invest in equity and debt securities that represent an indirect interest in an MLP issued by affiliates of the MLP, including the general partners or managing members of MLPs and companies that own MLP general partner interests. Such issuers may be organized and/or taxed as “C” corporations and therefore may not offer the advantageous tax characteristics of MLP units. The Fund may purchase such other MLP equity securities through market transactions, but may also do so through direct placements.

25.	Comment: The Prospectus states the following: “Due to the IDRs, general partners of MLPs have higher distribution growth prospects than their underlying MLPs, but quarterly incentive distribution payments would also decline at a greater rate than the decline rate in quarterly distributions to common and subordinated unit holders in the event of a reduction in the MLP’s quarterly distribution.” Please consider referencing preferred unit holders.

Response: Registrant will reference preferred unit holders in the next pre-effective amendment.

26.	Comment: Please consider referencing preferred unit holders in the following disclosure under “MLP Common Units”: “Generally an MLP must pay (or set aside for payment) the MQD to holders of common units before any distributions may be paid to subordinated unit holders. In addition, incentive distributions are typically not paid to the general partner or managing member unless the quarterly distributions on the common units exceed specified threshold levels above the MQD. In the event of a liquidation, common unit holders are intended to have preference to the remaining assets of the issuer over holders of subordinated units.”

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Generally, an MLP must pay (or set aside for payment) the MQD to holders of common units before any distributions may be paid to subordinated unit holders. In addition, incentive distributions are typically not paid to the general partner or managing member unless the quarterly distributions on the common units after any distributions have been paid to preferred unit holders but exceed specified threshold levels above the MQD.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

27.	Comment: Under “MLP Preferred Units,” please discuss distribution and arrearage rights, if any, for preferred unit holders. Further, please discuss whether there are different classes of MLP preferred units, whether such units may be convertible to common units and whether preferred or subordinated units have first preference of voting rights, liquidation preference and distribution.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

MLP Preferred Units. MLP preferred units may be ~~are not typically listed or~~ traded on an exchange or unlisted, in which case t~~T~~he Fund may purchase MLP preferred units through negotiated transactions directly with MLPs, affiliates of MLPs and institutional holders of such units. Holders of MLP preferred units can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders.

28.	Comment: Please discuss the risks associated with investing in preferred stock under “Special Risk Considerations” in the Summary Prospectus.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Preferred Stock Risks. The Fund may invest in preferred stock, which are junior and fully subordinated to the debt securities of an issuer, but have senior priority to corporate income and liquidation payments over the issuer’s common shares. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, particularly with respect to issuer’s credit risk, but less risky than its common stock. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock.

29.	Comment: If the Fund may invest in contingent convertibles please disclose the extent to which the Fund may invest in these instruments.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: The does not have a policy regarding the extent to which it may invest in contingent convertibles and, as a practical matter, is not currently invested in any. Accordingly, Registrant respectfully declines to add any additional disclosure.

30.	Comment: Given the Fund’s investment in debt securities, please include the following risks in the Summary Prospectus and Prospectus: credit risk, prepayment risk, extension risk.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Extension Risk

Extension risk is the risk of loss on preferred securities due to a preferred security’s expected redemption and duration lengthening, thereby causing the interest rate risk it presents to increase, if and when market interest rates rise. Extension risk is caused by the fact that preferred securities are typically callable by the issuer, and callable fixed rate securities are more likely to be called in a lower market interest rate environment (because the issuer can refinance those securities at low current market rates); conversely, callable fixed rate securities become less likely to be called if market interest rates rise. Because rising market interest rates reduce the likelihood that an issuer will exercise its right to call a preferred security, such an interest rate rise causes the duration of that security, and therefore its interest rate risk going forward, to increase, thus increasing, in an accelerating manner, the degree to which any further interest rate rise will cause the security to lose value.

Issuer Credit Risk

Debt instruments in which the Fund may invest are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a debt obligation would satisfy the issuer’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a debt obligation. The collateral securing a debt obligation may lose all or substantially all of its value in the event of bankruptcy of an issuer. Some debt obligations are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such debt obligations to presently existing or future indebtedness of the issuer or take other action detrimental to the holders of debt obligations, including, in certain circumstances, invalidating such debt obligations or causing interest previously paid to be refunded to the issuer. If interest were required to be refunded, it would negatively affect the Fund’s performance.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Prepayment Risk

During periods of declining interest rates or for other purposes, issuers may exercise their option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding instruments. This is known as call or prepayment risk. Prepayments cannot be predicted with accuracy. An issuer may redeem an instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.

31.	Comment: Under “Energy MLP Exchange-Traded Notes,” the Prospectus states that the Fund may “invest up in exchange-traded notes” that are designed to provide exposure to the Energy MLP market. Please add “up to 10% of Managed Assets.”

Response: Registrant will clarify the disclosure as follows in the next pre-effective amendment:

The Fund may invest up to 10% of Managed Assets in exchange-traded notes (“ETNs”) that are designed to provide exposure to the Energy MLP market.

32.	Comment: Please describe how the Fund may invest up to 10% in structured notes.

Response: Registrant will add the following disclosure on page 53 in the next pre-effective amendment:

The Fund may invest up in exchange-traded notes (“ETNs”) and structured notes that are designed to provide exposure to the Energy MLP market. The Fund considers such investments to be Energy MLPs for purposes of its 80% policy. ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets.

Use of Leverage –Effects of Leverage, pages 55-57

33.	Comment: On page 55, the Prospectus states that “[t]he table reflects the use of Borrowings representing [ ]% of the Fund’s total capital and the Fund’s currently projected annual dividend rate, borrowing interest rate or payment rate...” Please confirm whether “total capital” should be “Managed Assets” instead. If not, please define “total capital.”

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will change “total capital” to “Managed Assets” in the next pre-effective amendment.

Risk Factors, pages 56-74

34.	Comment: If the MLPs do not have a majority of independent directors on their boards, or if the MLPs can opt for a lower standard of care (or duties owed by the GP’s directors to the owners/investors) than the more stringent fiduciary standards of care, please consider disclosing that a lack of independence and lower standards of care could influence the decisions made by the GP’s directors, possibly to the detriment of the limited partners of the MLP under “Risks Related to Investments in MLP Units.” See Investor Bulletin: Master Limited Partnerships –An Introduction, SEC Office of Investor Education and Advocacy, May 18, 2016.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

MLPs may not have a majority of independent directors on their boards, or may be subject to a less stringent fiduciary standard of care than ordinary operating companies. That could influence the decisions made by the GP’s directors, possibly to the detriment of the limited partners of the MLP.

35.	Comment: Under “Risks Related to Investments in MLP Units,” please consider disclosing that the MLP’s inability to maintain distributions may have a negative impact on the trading price of limited partner units and incentives for the MLP to maintain a certain level of distributions, even if it requires borrowing or refraining from making capital expenditures.

Response: Registrant will add the following disclosure:

An MLP’s inability to maintain distributions may adversely affect the trading price of limited partner units and may incentivize MLPs to maintain a certain level of distributions, even if it requires borrowing or refraining from making capital expenditures.

36.	Comment: On page 58, consider including “preferred unit holders” in the following disclosure: “… conflicts of interest may exist among common unit holders, subordinated unit holders and the general partner or managing member of an MLP…”

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Additionally, conflicts of interest may exist among common unit holders, subordinated unit holders, preferred unit holders and the general partner or managing member of an MLP; for example a conflict may arise as a result of incentive distribution payments.

37.	Comment: Under “Risks Related to Investments in MLP Units,” please discuss how incentive distribution payments may cause a conflict of interest among common unit holders, subordinated unit holders and the general partner or managing members of an MLP.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Conflicts of interest may arise from incentive distribution payments paid to the general partner, or referral of business opportunities by the general partner or one of its affiliates to an entity other than the MLP. Holders of general partner or managing member interests typically receive incentive distribution rights, which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit quarterly distributions that exceed specified threshold levels above an established minimum amount. The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of incentive distribution rights to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

38.	Comment: Under “U.S. Federal Budget Risk,” please confirm whether the reference to “natural resources” should be changed to the “energy industry” instead.

Response: Registrant will revise the disclosure to replace “natural resources” with the “energy industry.”

39.	Comment: Under “Interest Rate Risk,” please discuss risks associated with investing in debt securities issued by Energy MLPs.

Response: The Prospectus currently discloses the risks associated with debt securities issued by Energy MLPs under “MLP Debt Securities” on page 49 of the Prospectus. However, Registrant will add the following disclosure in the next pre-effective amendment:

Interest rate risk is the risk that certain securities, such as preferred and debt securities, and certain equity securities will decline in value because of a rise in market interest rates. When market interest rates rise, the market value of such securities generally will fall. These risks may be greater in the current market environment because interest rates are near historically low levels. Prevailing interest rates may be adversely impacted by market and economic factors. If interest rates rise the markets may experience increased volatility, which may adversely affect the value and/or liquidity of certain of the Fund’s investments and may adversely affect the Fund’s ability to achieve its investment objective.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

In typical interest rate environments, prices of debt securities with longer maturities generally fluctuate more in response to changes in interest rates than do the prices of debt securities with shorter-term maturities. Because the Fund may invest a portion of its assets in debt securities without regard to their maturities, to the extent the Fund invests in debt securities with longer maturities, the net asset value and market price of the Common Shares would fluctuate more in response to changes in interest rates than if the Fund were to invest such portion of its assets in shorter-term debt securities.

40.	Comment: Under “Liquidity Risk,” please discuss risks associated with investing in debt securities.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

Summary Prospectus:

The Fund may invest up to 20% of its Managed Assets in debt securities, including securities issued by Energy MLPs. To the extent the Fund makes investments in private securities, such investments are generally expected to be illiquid and subject to significant liquidity risk.

Prospectus:

The Fund may invest in debt securities, including securities issued by Energy MLPs that, at the time of investment, are illiquid. Illiquid securities are securities that are not readily marketable and may include some restricted securities, which are securities that may not be resold to the public without an effective registration statement under the 1933 Act, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.

41.	Comment: Please consider expanding the disclosures under “Small Capitalization Risk” to address mid-capitalization risks. Also, please consider adding a separate risk discussion addressing large capitalization risks.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will add the following disclosure:

Small and Mid-Capitalization Risk

The Fund may invest in securities of MLPs and other issuers that have comparatively smaller capitalizations relative to issuers whose securities are included in major equity benchmark indexes, which presents unique investment risks. These companies often have limited product lines, markets, distribution channels or financial resources, and the management of such companies may be dependent upon one or a few key people. The market movements of equity securities issued by MLPs with small~~er~~ and mid-capitalizations may be more abrupt or erratic than the market movements of equity securities of larger, more established companies or the stock market in general. Historically, small~~er~~ and mid-capitalization companies have sometimes gone through extended periods when such companies did not perform as well as larger companies. In addition, equity securities of small~~er~~ and mid-capitalization companies generally are less liquid than those of larger companies. This means that the Fund could have greater difficulty selling such securities at the time and price that the Fund would like.

Large Capitalization Risk

The Fund may invest in securities of MLPs and other issuers that have large capitalization, which presents unique investment risks. Although stocks issued by larger companies tend to have less overall volatility than stocks issued by smaller companies, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods. In addition, larger companies may be less capable of responding quickly to competitive challenges and industry changes, such as changes in technology and consumer tastes, and may suffer sharper price declines as a result of earnings disappointments.

42.	Comment: Please remove the discussion involving emerging markets risks, or alternatively, please add investments in securities of issuers in emerging markets as a principal investment strategy.

Response: Registrant will clarify that the Fund may invest up to 30% of its Managed Assets in U.S. dollar denominated securities of non-U.S. issuers, which include investments in securities of issuers in emerging markets.

Management of the Fund, pages 75-78

43.	Comment: Please remove the second paragraph under “Investment Adviser, Sub-Adviser and Portfolio Managers,” and add the paragraph to footnote (2) on page 77 for the “Complex-Level Fee” table under the “Investment Management and Sub-Advisory Agreements” section.

Response: Registrant will make the requested change in the next pre-effective amendment.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

44.	Comment: Under the “Investment Management and Sub-Advisory Agreements” section, footnote 1 to the “Complex-Level Fee” table states that “[t]otal assets for the purpose shall include assets attributable to the Fund’s use of effective leverage through investments in the residual interest certificates (also called inverse floating rate securities) in TOB trusts (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles.” Should the reference to “effective leverage” be replaced with “financial leverage”?

Response: Registrant will revise the footnote as follows in the next pre-effective amendment:

For this Fund, “Managed Assets” means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating ~~effective~~ leverage). ~~Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage through investments in the residual interest certificates (also called inverse floating rate securities) in TOB trusts (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles).~~

45.	Comment: Please provide the information required by Item 9.3 of Form N-2.

Response: This information will be provided in the next amendment.

Net Asset Value, pages 78-79

46.	Comment: Please reconcile the following disclosures regarding the Fund’s valuation policies:

a) “Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities are valued at the mean of the closing bid and asked prices”

b) “Under the procedures, equity securities and certain derivative instruments that are traded on an exchange are valued at the closing price, or, if that price is unavailable or deemed not representative of market value, the last sale price.”

Response: Registrant will make revisions to make these disclosures consistent as follows:

a) “Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities exchange are valued at the ~~mean of the~~ closing bid ~~and asked~~ prices”

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

b) “Under the procedures, equity securities and certain derivative instruments that are traded on an exchange are generally valued at the last sale ~~closing~~ price, or, if that price is unavailable or deemed not representative of market value, the closing bid ~~last sale~~ price.”

Distributions, page 79

47.	Comment: The second paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund’s Board of Directors that such change is in the best interests of the Shareholders.

Response: Registrant will make the requested change in the next pre-effective amendment.

Description of Shares, pages 82-85

48.	Comment: Under “Common Shares,” please discuss fractional votes, which are referenced on page 62 of the SAI.

Response: Registrant will add the following disclosure in the next pre-effective amendment:

The Declaration of Trust provides that each whole Common Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Common Share shall be entitled to a proportionate fractional vote consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote as a single class.

49.	Comment: Under “Common Shares,” the Prospectus states the following: “[b]ecause the market value of the Common Shares may be influenced by such factors as distribution levels (which are in turn affected by expenses)…the Fund cannot guarantee you that Common Shares will trade at a price equal to or higher than net asset value in the future.” Should “distribution levels” be changed to “dividend levels”?

Response: We respectfully decline to take this comment. The fund distributes returns on capital and capital gains, in addition to dividends. As such, the reference to “distribution levels,” which includes dividends, capital gains and returns on capital, is a more appropriate factor for the market value of the Common Shares. Accordingly, Registrant respectfully declines to take this comment.

50.	Comment: Under “Borrowing,” the Prospectus states the following: “[c]ertain types of debt may result in the Fund being subject to covenants in credit agreements relating to asset coverages or portfolio coverages or otherwise.” Should “portfolio coverages” be changed to “portfolio composition”?

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will replace “portfolio coverages” with “portfolio composition” in the next pre-effective amendment.

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 86-87

51.	Comment: Please explain the specific features of the open-market share repurchase program under which the Fund may purchase up to 10% if its Common Shares, and explain any additional programs currently being considered by the Board of Trustees. See generally guidelines for Form N-2.

Response: The Plan was initially established for selected Nuveen Closed-End Funds in 2007, and the following year was extended to include all Nuveen Closed-End Funds. The Plan has been renewed annually by the Fund’s Board since then, most recently at its August 2-4, 2016 meetings.

Unlike operating company repurchase programs, which typically systematically repurchase a stated number of shares over a defined time period, the Fund’s Plan is discretionary, and share repurchases are made on a dynamic basis based on prevailing market conditions. Generally, repurchases under the Plan are effected when a Fund’s common shares are trading at a significant discount to their current net asset value and an order imbalance exists due to large sell orders entering the market without offsetting buy orders. The goal of the Fund’s repurchases in such circumstances is to provide counterbalancing demand that over time may enable a Fund’s common shares to trade at a narrower discount to their then current net asset value. By repurchasing its common shares below net asset value at the then prevailing market price, the Fund also generates immediate benefits for common shareholders through accretion to net asset value as well as common net earnings.

The Fund to date has not repurchased common shares pursuant to the Plan because the general market conditions and circumstances described in the preceding paragraph under which such repurchases would occur have not existed.

52.	Comment: Please consistently disclose that the Fund’s policy of investing at least 80% of its Managed Assets in Energy MLPs includes Energy MLPs of any market capitalization.

Response: As previously described in Comment 20. Registrant will define Energy MLP throughout the registration statement. Such definition clarifies that Energy MLPs include Energy MLPs of any market capitalization and are therefore included in the Fund’s 80% investment policy (emphasis added).

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

SAI

Management of the Fund, pages 30-46

53.	Comment: Under “Trustees and Officers” the reference to “Nuveen Asset Management” should be changed to “Advisory Research, Inc.” or ARI.

Response: Registrant will make the requested change in the next pre-effective amendment.

Share Ownership, pages 47-49

54.	Comment: Please update the 5% shareholder ownership information.

Response: Registrant will make the requested change in the next pre-effective amendment.

Investment Adviser, Sub-Adviser and Portfolio Managers, pages 49-55

55.	Comment: Please revise footnote 1 for the “Complex-Level Fee” table to clarify the definition of total assets and TOBs.

Response: Please refer to our response to Comment 44.

Proxy Voting Policies and Procedures, page 55

56.	Comment: Please provide the information regarding the portfolio manager’s beneficial ownership of Fund securities as of the most recent practicable date. See Instruction 1 to Item 21.3 of Form N-2.

Response: This information will be provided in the next pre-effective amendment.

Plan of Distribution, pages 60-61

57.	Comment: On page 60 of the SAI, please confirm/update the dealer information, which currently references UBS.

Response: Registrant will update the dealer information as requested in the next pre-effective amendment.

PART C

58.	Comment: Please replace references to Nuveen Asset Management (or “NAM”) for Advisory Research, Inc. (or “ARI”).

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 6, 2017

Response: Registrant will make the requested change in the next pre-effective amendment.

59.	Comment: Please include the full undertaking required by Item 34.4.d of Form N-2.

Response: Registrant will make the requested change in the next pre-effective amendment.

*        *        *         *

Should you have any questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Thomas S. Harman

encl.

EXHIBIT